UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-154364

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

    The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN

Date: June 26, 2024	/s/ MATTHEW E. GARTH
Printed Name: Matthew E. Garth
Title: Executive Vice President, Chief Financial Officer & Chief Administrative Officer
The Scotts Company LLC

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2023 and 2022

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	10

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Scotts Company LLC Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio
June 26, 2024

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Receivables:
Notes receivable from participants	$11,093,924	$11,116,636
Employer contributions receivable	11,271,580	547,524
Total receivables	22,365,504	11,664,160
Investments held by trustee, at fair value	599,464,627	525,634,282
Total assets	621,830,131	537,298,442
Liabilities
Total liabilities	—	—
Net assets available for benefits	$621,830,131	$537,298,442

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2023	2022
Additions to (deductions from) net assets attributed to:
Contributions:
Employer	$23,860,797	$25,869,171
Participant	26,123,535	28,544,726
Rollovers	2,954,407	4,361,937
Total contributions	52,938,739	58,775,834

Interest on notes receivable from participants	622,717	495,380

Investment income (loss):
Interest and dividend income	5,392,242	5,923,447
Net appreciation (depreciation) in fair value of investments	104,213,464	(170,527,730)
Total investment income (loss)	109,605,706	(164,604,283)

Benefits paid to participants	(78,331,034)	(99,079,679)
Administrative expenses	(304,439)	(288,872)
Net increase (decrease) in net assets	84,531,689	(204,701,620)

Net assets available for benefits:
Beginning of year	537,298,442	742,000,062
End of year	$621,830,131	$537,298,442

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the “Plan”) is a defined contribution plan covering substantially all employees of The Scotts Company LLC (the “Company”) and certain of its affiliates who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.

Effective January 1, 2023, the Plan was amended and restated to reflect several changes, including changing the timing of funding of Company matching contributions.

Administration
The Company’s Benefits Administrative Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility
Domestic employees are immediately eligible to participate in the Plan upon date of hire. Certain temporary employees are not eligible to participate in the Plan.

Contributions
The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service (“IRS”) maximum contribution amount. The maximum contribution for the years ended December 31, 2023 and 2022 was $22,500 and $20,500, respectively. The Plan provides that participants who will reach age 50 or older by the end of the calendar year and who are making contributions to the Plan may also make catch-up contributions of up to $7,500 and $6,500 for Plan years 2023 and 2022, respectively. Participants have the option to designate all or any portion of their contributions as after-tax Roth contributions.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation for those who do not opt out of such participation. The contribution rate is automatically escalated by an additional 1% of compensation up to a maximum of 6% of compensation. Employees also receive the applicable Company matching contribution. The Company provides matching contributions of 200% of employees’ initial 3% contribution and 50% of their remaining contribution up to 6%. At of the end of each Plan year, the Company provides, if necessary, an additional true-up matching contribution to employees, based on their total elective contributions and eligible compensation for the Plan year. The Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution. The Company may also make additional discretionary employer special contributions to the Plan on behalf of eligible employees.

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company’s base, matching and discretionary contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting
All participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Company matching contributions and discretionary employer special contributions vest immediately, however, base retirement contributions made by the Company prior to January 1, 2011 vested after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures
The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable Plan expenses. Forfeitures used to reduce Company contributions were $0 and $169,883 for the years ended December 31, 2023 and 2022, respectively. Forfeitures used to offset plan expenses were $0 for the years ended December 31, 2023 and 2022. The total unused balance remaining in the forfeiture account was immaterial to the financial statements at December 31, 2023 and 2022.

Notes Receivable from Participants
Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates managed by Fidelity Management Trust Company. Principal and interest are paid through payroll deductions. Loans are recorded at unpaid principal plus accrued but unpaid interest.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

Administrative Expenses
Administrative expenses can be paid by the Company or from the assets of the Plan. Participants are responsible for a plan administrative fee of $10 per quarter, fees for loans, withdrawals, and Qualified Domestic Relations Orders, which are paid from the account of the participant incurring the expense.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments
The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the “Portfolio”), with Fidelity Management Trust Company (“Fidelity”). The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment. Net asset value (“NAV”) is determined by the Portfolio each business day. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined NAV per unit, normally each day. In unusual market conditions, in accordance with the Portfolio’s Declaration of Trust, Fidelity may in its sole discretion, impose restrictions on issues and redemptions of units.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events
For the year ended December 31, 2023, the Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were available for issuance.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

•Mutual funds and common shares: Valued at the closing price reported on the active market on which the securities are traded.
•Self-directed brokerage account: Includes investments in common stocks, preferred stocks, mutual funds, cash and cash equivalents and bonds which are valued at quoted market prices at year end.
•Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).
•Money market funds: Valued at amortized cost which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity.
•Collective investment trusts: The fair value is based on NAV as reported by the trust, which is reported at fair value. Participant transactions (purchases and sales) may occur daily. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined NAV per unit, normally each day. In unusual market conditions, in accordance with the trust, the trustee may in its sole discretion, impose restrictions on issues and redemptions of units.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
The following table presents the Plan’s investments measured at fair value at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Mutual funds	$144,850,039	$—	$—	$144,850,039
The Scotts Miracle-Gro Company common shares	22,842,093	—	—	22,842,093
Self-directed brokerage account	25,409,934	—	—	25,409,934
Stable value investment contracts	—	23,296,685	—	23,296,685
Money market funds	—	810,568	—	810,568
Total investments in the fair value hierarchy	$193,102,066	$24,107,253	$—	$217,209,319
Collective investment trusts, measured at NAV				382,255,308
Total investments at fair value				$599,464,627

The following table presents the Plan’s investments measured at fair value at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Mutual funds	$131,712,011	$—	$—	$131,712,011
The Scotts Miracle-Gro Company common shares	17,346,182	—	—	17,346,182
Self-directed brokerage account	21,354,738	—	—	21,354,738
Stable value investment contracts	—	26,323,531	—	26,323,531
Money market funds	—	978,480	—	978,480
Total investments in the fair value hierarchy	$170,412,931	$27,302,011	$—	$197,714,942
Collective investment trusts, measured at NAV				327,919,340
Total investments at fair value				$525,634,282

NOTE 4. TAX STATUS

The Plan obtained its latest determination letter on December 5, 2017, based on plan amendments through January 1, 2017, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2023, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently no audits for any tax periods are in progress.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. The fees for the investment management services are paid by the mutual funds.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common share transactions qualify as party-in-interest.

In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC Retirement Savings Plan
EIN 31-1414921
Plan Number 001
December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Dodge and Cox Stock Fund Class X	Registered Investment Company	**	$23,058,216
	EuroPacific Growth Fund Class R6	Registered Investment Company	**	11,964,194
*	Fidelity 500 Index Fund	Registered Investment Company	**	48,421,943
*	Fidelity Brokerage Link	Self-Directed Brokerage Option	**	25,409,934
*	Fidelity Contrafund Commingled Pool Class A	Common Collective Trust	**	40,699,302
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	23,296,685
*	Fidelity Puritan Fund K	Registered Investment Company	**	17,646,790
*	Fidelity Total International Index	Registered Investment Company	**	2,970,217
	JPMorgan US Government Money Market Fund - Institutional	Money Market Fund	**	2,578
	PIMCO Total Return Fund	Registered Investment Company	**	8,950,636
	T. Rowe Price Large-Cap Growth Trust B	Common Collective Trust	**	41,749,762
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	**	22,842,093
	Vanguard Cash Reserves Federal Money Market Fund - Admiral	Money Market Fund	**	807,990
	Vanguard Extended Market Index Fund	Registered Investment Company	**	27,539,568
	Vanguard Short Term Inflation Protected Securities	Registered Investment Company	**	1,070,238
	Vanguard Target Retirement 2020 Trust II	Common Collective Trust	**	10,314,176
	Vanguard Target Retirement 2025 Trust II	Common Collective Trust	**	21,735,282
	Vanguard Target Retirement 2030 Trust II	Common Collective Trust	**	41,491,597
	Vanguard Target Retirement 2035 Trust II	Common Collective Trust	**	36,676,683
	Vanguard Target Retirement 2040 Trust II	Common Collective Trust	**	43,594,223
	Vanguard Target Retirement 2045 Trust II	Common Collective Trust	**	48,139,394
	Vanguard Target Retirement 2050 Trust II	Common Collective Trust	**	41,798,764
	Vanguard Target Retirement 2055 Trust II	Common Collective Trust	**	31,886,557
	Vanguard Target Retirement 2060 Trust II	Common Collective Trust	**	12,476,345
	Vanguard Target Retirement 2065 Trust II	Common Collective Trust	**	4,609,857
	Vanguard Target Retirement 2070 Trust II	Common Collective Trust	**	92,026
	Vanguard Target Retirement Income Trust II	Common Collective Trust	**	6,991,340
	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	**	3,228,237
	Total Investments			$599,464,627
*	Participant loans	Participant loans (interest rates ranging from 4.25% to 9.50% with varying maturity dates through July 5, 2033)		11,093,924
				$610,558,551
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2023
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm